UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-41978

ALTA GLOBAL GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

EXPLANATORY NOTE

On October 30, 2024, Alta Global Group Limited (the “Company”) will distribute a Notice of Annual General Meeting (the “Notice”) for its 2024 Annual General Meeting (the “2024 AGM”), and a proxy card. The 2024 AGM will be held on November 29, 2024 at 10:30 a.m. (AEDT).

The Notice for the 2024 AGM and the proxy card are furnished as Exhibit 99.1 to this Report on Form 6-K. The Company’s Annual Report for the year ended June 30, 2024, filed with the Australian Securities & Investments Commission on October 31, 2024 are also available on the Company’s investor relations website at https://ir.altaglobalgroup.com/.

This Report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of Alta Global Group Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTA GLOBAL GROUP LIMITED

Date: October 30, 2024	By:	/s/ Nick Langton
	Name:	Nick Langton
	Title:	Founder and Chief Executive Officer